February 23, 2017

Via EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Martin James, Senior Assistant Chief Accountant
        Office of Electronics and Machinery

Re: Mercury Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed August 16, 2016
Form 8-K filed January 23, 2017
File No. 000-23599

Dear Mr. James:

This letter is submitted by Mercury Systems, Inc. (the “Company,” “Mercury,” “we” or “our”) in response to the supplemental comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your follow-up comment letter dated February 14, 2017 (the “Comment Letter”) to Gerald M. Haines II. For ease of reference, the text of the Staff’s comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2016
Item 8. Financial Statements

Note P – Operating Segment, page 74

1. We note from your response to comment 3 in our letter dated January 5, 2017 that the financial information used by your CODM includes revenue and bookings by product lines. Please revise future filings to disclose the revenues by product or for each group of similar products as required by ASC 280-10-50-40.

Mercury’s Response to Comment 1: In accordance with the Staff’s comment, in future filings, the Company will enhance its disclosures related to revenues by product or for each group of similar products as required by ASC 280-10-50-40.

Form 8-K filed January 23, 2017

Exhibit 99.1

2. We note that your discussion of adjusted EBITDA on page 1 omits a discussion of the comparable GAAP measure. In your next earnings release please present the most directly comparable GAAP measure with equal or greater prominence. Refer to the guidance of Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

Mercury’s Response to Comment 2: In accordance with the Staff’s comment, in future filings, the Company will present GAAP measures with equal or greater prominence where non-GAAP measures are also presented.

201 Riverneck Road • Chelmsford, MA 01824 • 866.627.6951 • mrcy.com

3. We note that you have presented revenues excluding the impact of CES and net income excluding the impact of CES, which are non-GAAP measures. Please revise future filings to identify the measures as non-GAAP and to provide the disclosures required by Item 10(e)(1) of Regulation S-K. You may also consider disclosing only the impact of CES acquisition on your revenues and net income.

Mercury’s Response to Comment 3: In accordance with the Staff’s comment, in future filings the Company will enhance its disclosures related to any newly acquired businesses and discuss in the Non-GAAP Financial Measures section as required.

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions, additional comments or wishes to discuss the responses provided above at any time, please do not hesitate to contact me at (978) 967-1990, or Charles A. Speicher, Vice President, Controller and Chief Accounting Officer at (978) 967-1737.

/s/ Gerald M. Haines II

Gerald M. Haines II
Executive Vice President, Chief Financial Officer

Cc:     Eric Atallah, U.S. Securities and Exchange Commission
Kate Tillan, Assistant Chief Accountant, U.S. Securities and Exchange Commission
John R. Utzschneider, Morgan, Lewis & Bockius LLP

201 Riverneck Road • Chelmsford, MA 01824 • 866.627.6951 • mrcy.com